[LADENBURG THALMANN LETTERHEAD]

December 12, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Five Oaks Investment Corp.

Registration Statement on Form S-11

File No. 333-191787

Ladies and Gentlemen:

As the managing underwriter of the Company’s proposed public offering of up to 800,000 shares of Series A cumulative redeemable preferred stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time on December 16, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus through the time of effectiveness:

Preliminary Prospectus:

500 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LADENBURG THALMANN & CO. INC.
As Representative of the several Underwriters

BY: LADENBURG THALMANN & CO. INC.

By:	/s/ Steve Kaplan
Steve Kaplan
Head of Capital Markets